Exhibit 99.4

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707

Media release

Rio Tinto approves US$1.4 billion investment in Escondida

14 February 2012

Rio Tinto has approved US$1.4 billion for two projects to support higher production at the Escondida copper mine in Chile. Rio Tinto holds a 30 per cent interest in Escondida.

The Organic Growth 1 Project (OGP 1) replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant. It also allows access to the high grade ore located underneath the existing facilities. Construction of the new plant will be complete within three years. The project will cost US$3.8 billion (Rio Tinto share US$1.2 billion).

The Escondida Oxide Leach Area Project (OLAP) involves the construction of a new dynamic leaching pad and a mineral handling system. The project will maintain processing capacity at current levels following the completion of the current heap leach in 2014. OLAP will cost US$721 million (Rio Tinto share US$216 million) with construction expected to complete in July 2014.

Rio Tinto’s investment is expected to be funded through the company’s share of Escondida’s cash flows.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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